Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 8, DATED FEBRUARY 3, 2016

TO THE PROSPECTUS, DATED AUGUST 19, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 19, 2015 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 8, 2015, Supplement No. 2, dated September 29, 2015, Supplement No. 3, dated September 30, 2015, Supplement No. 4, dated November 13, 2015, Supplement No. 5, dated December 9, 2015, Supplement No. 6, dated January 4, 2016, and Supplement No. 7, dated January 12, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

B.	To update disclosure in the section of the Prospectus titled “The Advisor and the Advisory Agreement.”

A.	Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following updates the description in Section A of Supplement No. 6, dated January 4, 2016:

On January 28, 2016, the IPT Limited Partner sold and assigned to bcIMC (USA) Realty Div A2 LLC, which we refer to as the “BCIMC USA Limited Partner,” a portion of its interest in the BTC Partnership equal to a 31.0% interest in the BTC Partnership for a purchase price equal to $58.6 million pursuant to that certain Interest Purchase Agreement previously described Supplement No. 6, dated January 4, 2016.

B.	Update to the Section of the Prospectus Titled “The Advisor and the Advisory Agreement”

In conjunction with the closing of the sale and assignment by the IPT Limited Partner to the BCIMC USA Limited Partner of a portion of the IPT Limited Partner’s interest in the BTC Partnership, the General Partner and the Advisor entered into that certain Amendment No. 2 to Amended and Restated Agreement, dated as of January 28, 2016, which we refer to as the “Services Agreement Amendment.” Pursuant to the Services Agreement Amendment, the General Partner and the Advisor have agreed to increase the portion of any incentive distributions paid to the General Partner by the BTC Partnership that the General Partner will pay or cause to be paid to the Advisor from an amount equal to 40% of the percentage interest of the BTC Partnership held by partners other than the IPT Partners to an amount equal to 60% of the percentage interest of the BTC Partnership held by partners other than the IPT Partners.

Accordingly, the following updates and supersedes the sixth sentence in the last paragraph in the subsection titled, “The Advisory Agreement” on page 128 of the Prospectus:

“In addition, pursuant to the Services Agreement, as amended, the General Partner has agreed to share with the Advisor a portion of any incentive distributions paid to the General Partner by the BTC Partnership in an amount equal to 60% of the percentage interest of the BTC Partnership held by partners other than the IPT Partners.”